Jon Gavenman +1 650 843 5055 jgavenman@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Sonim Technologies, Inc. in connection with Registration Statement on Form S-1 filed on April 15, 2019

April 23, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Joshua Shainess

Celeste M. Murphy

Kathryn Jacobson

Lisa Etheredge

RE:	Sonim Technologies, Inc.

Registration Statement on Form S-1

Filed on April 15, 2019

File No. 333-230887

Ladies and Gentlemen:

On behalf of Sonim Technologies, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1 (File No. 333-230887), as filed with the Commission on April 15, 2019 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its common stock since April 1, 2018. We are providing this letter in response to the comment from the Staff received by letter dated April 3, 2019 (the “Comment Letter”) relating to the Registration Statement originally confidentially submitted on February 14, 2019.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at 650-843-5055 rather than rely on the U.S. mail for such notice.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Two

For the convenience of the Staff, we have recited the prior comment from the Comment Letter from the Staff in italicized type and have followed the comment with the Company’s response.

15. You disclose on page F-41 that between November 2018 and January 2019, you sold 1,498,533 shares of common stock to accredited investors for $7.18 per share. We also note your disclosure on page 79 that certain officers were granted stock options in September 2018 at an exercise price of $0.90 per share. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying all equity related issuances during the last twelve months and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share (the “IPO Price Range”) for its IPO. As is typical in IPOs, the IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The IPO Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects, performance of recent initial public offerings and input received from the lead underwriters. In determining the IPO Price Range, the underwriters focused on a number of valuation methodologies to triangulate the valuation, including a discounted cash flow analysis and relevant trading multiples.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, the Company accounts for stock-based compensation expense related to stock-based awards based on the estimated fair value of the award on the grant date, net of estimated forfeitures. For stock-based awards subject to performance conditions, the Company evaluates the probability of achieving each performance condition at each reporting date and recognizes expense when it is deemed probable that a performance condition will be met using the accelerated attribution method. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the fair value of stock options and describes and quantifies the significant assumptions used.

The board of directors of the Company (the “Board”) intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. Historically, the estimated fair values of the shares of the Company’s common stock underlying the Company’s stock options were estimated on each grant date by the Board and were supported by periodic independent third-party valuations. In contrast to the metrics used by the underwriters in determining the IPO Price Range, the historical valuations of the Company’s common stock were determined by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation as described herein and starting on page 60 of the Registration Statement. As described below, since April 1, 2018, the Company made equity awards in September 2018 (the “September 2018 Grants”) based in part on an independent third-party valuation as of August 31, 2018 (the “August Valuation”) and in April 2019 (the “April 2019 Grants” and, together with the September 2018 Grants, the “Grants”) based in part on an independent third-party valuation as of March 31, 2019 (the “March Valuation” and, together with the August Valuation, the “Valuations”).

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Three

The methodology used by the Company and the third-party valuation firm to determine the fair value of the Company’s common stock in the August Valuation included a weighting of the market approach based on comparable public company revenue multiples and the income approach based on the discounted cash flows (“DCF”) method, with the portion of total equity value allocated to the Company’s common stock estimated using the Option Pricing Method (“OPM”), as further discussed below under “Determination of Estimated Value.” The Board determined that there were no material changes in the Company’s business since August 2018 or in the assumptions upon which the August Valuation was based that had affected the fair value of its shares of common stock at the time of the September 2018 Grants. The methodology used by the Company and the third-party valuation firm to determine the fair value of the Company’s common stock in the March Valuation included a weighting of the market approach based on comparable public company revenue multiples and the income approach based on the DCF method, as further discussed under below under “Determination of Estimated Value.”

Given the absence of a public trading market for the Company’s common stock, the Board exercised its judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each grant date as well as the Valuations, developments in the Company’s operations, actual operating results and financial performance and capital resources, the conditions in the Company’s industry and the economy and capital markets in general, the stock price performance and volatility of comparable public companies, the likelihood of achieving a liquidity event for shares of the Company’s common stock underlying these stock options, such as a sale of the Company or an initial public offering, and the lack of liquidity of the Company’s common stock, among other factors.

As described in the Registration Statement, in November 2018, the Company effected a one-for-fifteen reverse stock split for its common stock (the “Reverse Stock Split”) as well as the conversion of each share of the Company’s then-outstanding preferred stock to one share of common stock (the “Conversion”). Except as otherwise indicated herein, all figures presented give effect to the Reverse Stock Split and the Conversion.

After the Reverse Stock Split and the Conversion, commencing in November 2018 and continuing through January 2019, the Company issued and sold shares of its common stock on an “arms’-length” basis in several tranches at a purchase price per share of $7.18 to multiple investors, several of which were existing investors of the Company (the “Common Stock Financing”).

Determination of Estimated Value

The valuation approaches used by the independent third-party firm includes the following:

Market Approach: Market Multiple of Revenues

The market approach attempts to value an asset or security by examining observable market values for similar assets or securities. In each Valuation, the analysis estimated the Company’s total equity valuation based on a multiple of the Company’s trailing 12 months of revenues. The multiplier was determined using enterprise value multiples of revenues for several publicly traded companies within the Company’s industry.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Four

Income Approach: Discounted Cash Flow

The income approach attempts to value an asset or security based on the expectation of a stream of future benefits, commonly through the DCF method. Under the DCF method, the Company’s projected after-tax free cash flows were discounted back to present value using a discount rate. The discount rate, known as the weighted average cost of capital, accounts for the time value of money and the appropriate degree of risk inherent in the Company’s business. In addition to the value of the annual cash flows, a terminal value is projected at the end of the forecast period. Both the terminal value and the future cash flows are discounted back to the valuation date and summed to determine total equity present value. The DCF method requires significant assumptions, in particular, regarding the Company’s projected cash flows and the discount rate applicable to the Company’s business.

Allocation of Estimated Value to Outstanding Securities

Option Pricing Method

The OPM treats securities, including debt, common stock and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the common stock and preferred stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled and debt is repaid, and considering the relevant rights of the preferred stock (e.g., participation) as well as the potential dilution from other outstanding securities such as options and warrants.

Illiquidity and Preference Discount

In determining the estimated fair value of the Company’s common stock, the Board also considered that (i) the common stock is not freely tradeable in the public markets and (ii) the holders of the common stock did not have control, economic and other preference rights enjoyed by the holders of the Company’s outstanding preferred stock. The estimated fair value of the Company’s common stock at the date of each Valuation therefore reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as lack of preference rights.

Summary of Equity Issuances

To facilitate the Staff’s review, the table below contains all grants of options to purchase shares of the Company’s common stock and all other issuances of equity securities of the Company made since April 1, 2018 through the date of this letter. The share numbers, per share exercise price and fair values are all adjusted for the Reverse Stock Split.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Five

Grant/Issue Date	Number of Shares Underlying Awards Granted / Shares Sold	Exercise Price Per Share / Price Per Share	Estimated Fair Value Per Share on Date of Grant	Fair Value Per Share for Financial Reporting Purposes
Options granted in September 2018	458,057	$0.90	$0.90	$0.90
Common Stock Financing: November 2018 to January 2019	1,498,533	$7.18	N/A	N/A
Options and restricted stock units granted in April 2019	800,000	$10.94	$10.94	$10.94

September 2018 Grants

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of August 31, 2018 on a non-controlling, non-marketable basis using a weighting of the market approach based on a market multiple of trailing 12 months of revenues and the income approach based on the DCF method. The analysis applied a 60% weighting to the market approach equity value and a 40% weighting to the income approach equity value, with a DLOM of 40.1%.

The market approach yielded a total equity value of approximately $[***] million using a multiplier of 1.07. The DCF method yielded a total equity value of approximately $[***] million. The present value of after-tax free cash flows projected through 2020 was determined to be approximately $[***] million, after applying present value factors of 0.951, 0.779 and 0.577 for the three-month period ended December 31, 2018, fiscal year 2019 and fiscal year 2020, respectively. The terminal present value was determined to be approximately $[***] million, after applying a 0.496 present value factor, based on a market multiple of projected revenues at the end of the forecast period. The total equity value was determined by taking the sum of the present values of after-tax free cash flows and terminal value. Based on the above, the analysis resulted in an equity value of approximately $[***] million after weighting the market approach equity value at 60% and the income approach equity value at 40%.

The third-party valuation firm utilized the OPM back-solve approach in the August Valuation to allocate equity value among the holders of various classes of securities of the Company to back-solve the equity value that yields the estimated value of the Company’s common stock. The OPM treats securities, including common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion values. Accordingly, the Company’s common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the liquidation preferences are fulfilled and considering the relevant rights of the preferred stock (e.g., participation) as well as the potential dilution from other outstanding securities such as options and warrants. The OPM analysis included a risk free interest rate of 2.487%, an equity volatility rate of 60% based on comparable publicly traded companies, and an expected time to an M&A exit of approximately 1.2 years. Based on these inputs and the total equity present value of approximately $[***] million (as described above), approximately $[***] million was determined to be allocated to holders of common stock, or approximately $1.49 per share, after

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Six

accounting for liquidation payments in preference to holders of preferred stock. At the time of the August Valuation and September 2018 Grants, the Company did not consider an estimate of expected time to an IPO exit as the Company was not considering an IPO as a reasonable possibility.

The August Valuation then considered the lack of marketability of the Company’s common stock as well as the senior rights, preferences and privileges of the holders of the Company’s preferred stock over the holders of the Company’s common stock. The Company and the third-party valuation firm applied a 40.1% DLOM to the per share equity value for the Company’s common stock to yield $0.90 per share.

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for the September 2018 Grants was $0.90 per share. At the time of the September 2018 Grants, the Board carefully considered all relevant information available to it, including the August Valuation, which concluded that, as of August 31, 2018, the fair value of shares of the Company’s common stock was $0.90 per share. The Board determined that there were no material changes in the Company’s business since August 31, 2018 or in the assumptions upon which the August Valuation was based, that had affected the fair value of its shares of common stock at the time of the September 2018 Grants.

Common Stock Financing

In the Common Stock Financing, the Company issued and sold 1,498,533 shares of its common stock to multiple investors at $7.18 per share, which figures reflect the Conversion and the Reverse Stock Split. The lead investor, Nokomis Capital Master Fund, L.P., an unaffiliated existing shareholder, purchased 696,378 total shares of common stock in the Common Stock Financing. The main reason for the increase in the value of the common stock in the Common Stock Financing was due the willingness of an independent investor to pay such price after arms-length negotiations. Prior to the Common Stock Financing, the Company effected the Conversion, which resulted in the conversion of all series of outstanding preferred stock of the Company into common stock and the removal of liquidation preferences and other preferential rights of the preferred stock. In addition, the Conversion removed all outstanding control, economic and other preference rights enjoyed by the holders of outstanding preferred stock.

April 2019 Grants

The Company, with the assistance of a third-party valuation firm, performed a valuation of the Company’s common stock as of March 31, 2019 on a non-controlling, non-marketable basis using a weighting of the market approach based on a market multiple of trailing 12 months of revenues and the income approach based on the DCF method. The analysis applied a 25% weighting to the market approach equity value and a 75% weighting to the income approach equity value, with a DLOM of 5.8%.

The market approach yielded a total equity value of approximately $[***] million using a multiplier of 1.06. The DCF method yielded a total equity value of approximately $[***] million. The present value of after-tax free cash flows were determined to be approximately $[***] million, after applying a 0.972 present value factor. The terminal present value was determined to be approximately $[***] million, after applying a 0.946 present value factor, based on an initial estimated price range per share in the IPO. The total equity value was determined by taking the sum of the present values of after-tax free cash flows and terminal value. Based on the above, the analysis resulted in an equity value of approximately $[***] million after weighting the market approach equity value at 25% and the income approach equity value at 75%.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Seven

The valuation then considered the lack of marketability of the Company’s common stock. The Company and the third-party valuation firm applied a 5.8% DLOM to the per share equity value of $11.61 to yield an estimated fair value of $10.94 per share of common stock.

Determination of IPO Price Range

The Company believes the following factors explain the difference between the fair value of the Company’s common stock in the Valuations and the Common Stock Financing and the IPO Price Range.

•

The IPO Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of August 2018 appropriately represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial difference between the estimated fair values for the grants described above and the IPO Price Range. The Company respectfully submits that the DLOM of 40.1% utilized for the August Valuation is reasonable and appropriate given the Company’s growth since that date (as discussed below) and the prospects for a liquidity event, which did not account for a potential IPO.

•

Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as a sale transaction at differing valuations or an over-the-counter listing.

•

The Company did not have an organizational meeting with investment bankers until January 2019 and, until shortly before that time, did not expect to conduct an IPO but instead pursued an over-the-counter listing and other exit options, resulting in a higher DLOM than if the Company had been pursuing an IPO. In addition, at the time of the March Valuation and the grant date for the April 2019 Grant, the Company had not yet publicly filed its Registration Statement.

•

Given the proximity to the completion of the IPO, the IPO Price Range assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a “currency” to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the IPO Price Range.

•

The IPO Price Range also took into account performance and valuations of technology companies in the first half of 2019 that the lead underwriter expects will be viewed as comparable to the Company, as well as the recent performance of successful initial public offerings of companies outside of the Company’s line of business that the lead underwriter felt may potentially be viewed by investors as comparable.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Page Eight

•

The Company’s total revenues for the year ended December 31, 2018 increased by 275% as compared to total revenues for the year ended December 31, 2017, which was primarily attributable to the introduction of two new mobile phone products in the first quarter of 2018 and the acceptance of those two products as stocked phones at several of the major wireless carriers in both the United States and Canada, including AT&T, which has recently increased sales activities in the public sector with FirstNet. The Company launched the XP3 mobile device on the Sprint network in February 2019 and on the AT&T network and FirstNet in April 2019. The Company also expects to continue sales volumes with its wireless carrier customers and anticipates launching additional products starting in 2019 following customization and certification processes.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above is appropriate and was consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

Please contact me at (650) 843-5055 with any questions or further comments regarding the responses to the Staff’s Comments.

Sincerely,

/s/ Jon Gavenman

Jon Gavenman

cc:	Robert Plaschke, Sonim Technologies, Inc.

James Walker, Sonim Technologies, Inc.

Michael Tenta, Cooley LLP

Marina Remennik, Cooley LLP

Richard Kline, Goodwin Procter LLP

Heidi Mayon, Goodwin Procter LLP

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com